UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AmerisourceBergen Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Simone Retter Alliance Santé Participations S.A. 14, avenue du X Septembre L-2550 Luxembourg Grand Duchy of Luxembourg + 352 27 99 01 03	David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019 Telephone: (212) 750-8300

With a copy to: Benjamin Burman Darrois Villey Maillot Brochier 69, avenue Victor Hugo 75116 Paris, France +33 1 45 02 1919	With a copy to: Mark D. Pflug, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Santé Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person NEWCIP S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Stefano Pessina

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Monaco

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Sprint (2006) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR 2006 Fund (Overseas), Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Associates 2006 (Overseas), Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR 2006 Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Sprint (European II) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR European Fund II, Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Associates Europe II, Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Europe II Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Sprint (KPE) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR PEI Investments, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR PEI Associates, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR PEI GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 03073E105

1	Name of Reporting Person George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 supplements and amends the Schedule 13D filed on April 15, 2014 by the Reporting Persons (as defined below) and the Walgreen Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of AmerisourceBergen Corporation, a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.                                 Identity and Background.

This Amendment No. 1 to the Schedule 13D is being filed by: (i) AB Acquisitions Holdings Limited, a private company limited by shares organized under the laws of Gibraltar (“AB Gibco”); (ii) Alliance Santé Participations S.A., a Luxembourg société anonyme (corporation) (“ASP”); (iii) NEWCIP S.A., a Luxembourg société anonyme (corporation) (“NEWCIP”); (iv) Stefano Pessina, a Monaco citizen (“Pessina”); (v) KKR Sprint (2006) Limited, a Cayman Islands exempted limited company (“KKR Sprint 2006”); (vi) KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR 2006 Fund Overseas LP”); (vii) KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates 2006 Overseas LP”); (viii) KKR 2006 Limited, a Cayman Islands exempted limited company; (ix) KKR Sprint (European II) Limited, a Cayman Islands exempted limited company (“KKR Sprint European II”); (x) KKR European Fund II, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR European Fund II”); (xi) KKR Associates Europe II, Limited Partnership, a Cayman Islands exempted limited partnership (“KKR Associates Europe II”); (xii) KKR Europe II Limited, a Cayman Islands exempted limited company; (xiii) KKR Sprint (KPE) Limited, a Cayman Islands exempted limited company (“KKR Sprint KPE”); (xiv) KKR PEI Investments, L.P., a Guernsey limited partnership (“KKR PEI Investments”); (xv) KKR PEI Associates, L.P., a Guernsey limited partnership (“KKR PEI Associates”); (xvi) KKR PEI GP Limited, a Cayman Islands exempted limited company (“ KKR PEI GP “); (xvii) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”); (xviii) KKR Fund Holdings GP Limited, a Cayman Islands exempted limited company (“KKR Fund Holdings GP”); (xix) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”); (xx) KKR Group Limited, a Cayman Islands exempted limited company (“KKR Group”); (xxi) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”); (xxii) KKR Management LLC, a Delaware limited liability company (“KKR Management”); (xxiii) Henry R. Kravis, a United States citizen; and (xxiv) George R. Roberts, a United States citizen. AB Gibco, ASP, NEWCIP, Pessina, KKR Sprint 2006, KKR 2006 Fund Overseas LP, KKR Associates 2006 Overseas LP, KKR 2006 Limited, KKR Sprint European II, KKR European Fund II, KKR Associates Europe II, KKR Europe II Limited, KKR Sprint KPE, KKR PEI Investments, KKR PEI Associates, KKR PEI GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Mr. Kravis and Mr. Roberts are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.11 hereto.

The Reporting Persons initially filed a Schedule 13D on April 15, 2014 with (a) WAB Holdings LLC, a Delaware limited liability company; (b) Walgreens Pharmacy Strategies, LLC, an Illinois limited liability company; (c) Bond Drug Company of Illinois, LLC, an Illinois limited liability company; (d) Walgreen Eastern Co., Inc., a New York corporation; (e) Walgreen Arizona Drug Co., an Arizona corporation; (f) Walgreen Hastings Co., a Nebraska corporation; (g) Walgreen Co., an Illinois corporation (“Walgreen”); (h) Alliance Boots Luxembourg S.à r.l, a Luxembourg société à responsabilité limitée (limited liability company); (i) Alliance Boots Holdings Limited, a private limited liability company organized under the laws of England and Wales; (j) AB Acquisitions UK Holdco 7 Limited, a private limited liability company organized under the laws of England and Wales; (k) AB Acquisitions Limited, a private limited liability company organized under the laws of England and Wales; (l) Alliance Boots International Limited, a private limited liability company organized under the laws of England and Wales; (m) Alliance Boots Limited, a private limited liability company organized under the laws of England and Wales; (n) AB Acquisitions UK Topco Limited, a private limited liability company organized under the laws of England and Wales; (o) AB Acquisitions Luxco 1 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company); and (p) Alliance Boots GmbH, a Swiss Gesellschaft mit beschränkter Haftung (limited liability company) (“Alliance Boots,” and collectively, the “Walgreen Reporting Persons”).

Prior to December 31, 2014, Alliance Boots was held 55% by AB Gibco and 45% by Walgreen.  Walgreen had an option that provided it the right, but not the obligation, to elect to purchase the remaining 55% interests in Alliance Boots from AB Gibco (the “Second Step Transaction”).  Walgreen, through a subsidiary, exercised this right on August 5, 2014, and the Second Step Transaction closed on December 31, 2014.  Prior to the closing of the Second Step Transaction, Walgreen completed a reorganization, pursuant to which Walgreen became a wholly-owned subsidiary of Walgreens Boots Alliance, Inc. (“WBA”).  Upon the consummation of the Second Step Transaction, Alliance Boots became wholly-owned indirectly by WBA.  As a result, as of the closing of the Second Step Transaction, the Reporting Persons no longer beneficially own any of the shares of Common Stock held by Alliance Boots.  On January 16, 2015, the Joint Filing Agreement attached as Exhibit 99.1 to the Schedule 13D entered into by and among the Reporting Persons and the Walgreen Reporting Persons was terminated.

AB Gibco is principally engaged in the business of investing in and holding the securities of subsidiary undertakings.  AB Gibco is jointly-controlled by ASP, KKR Sprint 2006, KKR Sprint European II and KKR Sprint KPE.  NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP.  The principal business of ASP and NEWCIP is the holding of investments.  The principal business occupation of Pessina is serving as Executive Vice Chairman, Strategy and Mergers & Acquisitions, of WBA.  Effective January 9, 2015, Pessina has also served as the Acting Chief Executive Officer of WBA.

KKR 2006 Fund Overseas LP is the sole shareholder of KKR Sprint 2006.  KKR Associates 2006 Overseas LP is the general partner of KKR 2006 Fund Overseas LP.  KKR 2006 Limited is the general partner of KKR Associates 2006 Overseas LP.  KKR European Fund II is the controlling shareholder of KKR Sprint European II.  KKR Associates Europe II is the general partner of KKR European Fund II.  KKR Europe II Limited is the general partner of KKR Associates Europe II.  KKR PEI Investments is the sole shareholder of KKR Sprint KPE.  KKR PEI Associates is the general partner of KKR PEI Investments.  KKR PEI GP is the general partner of KKR PEI Associates. KKR Fund Holdings is the sole shareholder of KKR 2006 Limited, KKR Europe II Limited and KKR PEI GP. KKR Fund Holdings GP is a general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings.  KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are officers and the designated members of KKR Management.

KKR Sprint 2006, KKR Sprint European II and KKR Sprint KPE are formed for the purpose of investing in AB Gibco. KKR Associates 2006 Overseas LP, KKR 2006 Limited, KKR Associates Europe II, KKR Europe II, KKR PEI Associates, KKR PEI GP are each principally engaged in the business of being a general partner, as described above. Each of KKR 2006 Overseas LP, KKR European Fund II, and KKR PEI Investments, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business. The present principal occupation or employment of each of Messrs. Kravis and Roberts is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR“) and/or one or more of its affiliates.

The principal business office of AB Gibco is:

57/63 Line Wall Road

Gibraltar.

The principal business office of ASP and NEWCIP is:

14, avenue de X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg.

The business address of Pessina is:

24 Boulevard du Ténao

Monte Carlo

98000 Monaco.

The address of the principal business office of KKR Sprint 2006, KKR 2006 Fund Overseas LP, KKR Associates 2006 Overseas LP, KKR 2006 Limited, KKR Sprint European II, KKR European Fund II, KKR Associates Europe II, KKR Europe II Limited, KKR Sprint KPE, KKR PEI Investments, KKR PEI Associates, KKR PEI GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Mr. Kravis is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) and (b). None of the Reporting Persons and, to the knowledge of each Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, beneficially owns any shares of Common Stock.

(c) None of the Reporting Persons and, to the knowledge of each Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, has effected any transactions in shares of Common Stock in the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock on December 31, 2014.

Item 7.                                 Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibits	Description of Exhibits
99.11*

Joint Filing Agreement, dated as of January 23, 2015, by and among, Alliance Boots GmbH; AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A., Stefano Pessina, KKR Sprint 2006, KKR 2006 Fund Overseas LP, KKR Associates 2006 Overseas LP, KKR 2006 Limited, KKR Sprint European II, KKR European Fund II, KKR Associates Europe II, KKR Europe II Limited, KKR Sprint KPE, KKR PEI Investments, KKR PEI Associates, KKR PEI GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Henry R. Kravis and George R. Roberts.

99.12*	Additional Powers of Attorney

*                 Filed herewith.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2015

AB ACQUISITIONS HOLDINGS LIMITED

/s/ Vikram Nagrani
Name:	Vikram Nagrani
Title:	Director

/s/ Juan X. Chincotta
Name:	Juan X. Chincotta
Title:	Director

ALLIANCE SANTÉ PARTICIPATIONS S.A.

/s/ Stefano Pessina
Name:	Stefano Pessina
Title:	Administrateur (Director)

NEWCIP S.A.

/s/ Stefano Pessina
Name:	Stefano Pessina
Title:	Administrateur (Director)

/s/ Stefano Pessina
STEFANO PESSINA

KKR SPRINT (2006) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP

By:	KKR 2006 Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 2006 LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPEAN FUND II, LIMITED PARTNERSHIP

By:	KKR Associates Europe II, Limited Partnership, its general partner

By:	KKR Europe II Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES EUROPE II, LIMITED PARTNERSHIP

By:	KKR Europe II Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR EUROPE II LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR SPRINT (KPE) LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates, L.P., its general partner

By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI ASSOCIATES, L.P.

By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher

Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

ANNEX A

AB ACQUISITIONS HOLDINGS LTD

DIRECTORS

Stefano Pessina

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Executive Vice Chairman, Strategy and Mergers & Acquisitions, Walgreens Boots Alliance, Inc.

Effective January 9, 2015, Pessina has also served as Acting Chief Executive Officer of Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President and Chief Executive Officer of

Global Wholesale and International Retail

Marco Pagni

Business address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Citizenship: United Kingdom

Present Principal Occupation: Group Legal Counsel & Chief Administrative Officer, Alliance Boots Group

Dominic P. Murphy

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Citizenship: Republic of Ireland

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP.

Mattia Caprioli

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Citizenship: Italy

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP

Vikram Nagrani

Business address: c/o AB Acquisitions Holdings Limited, 57/63 Line Wall Road, Gibraltar

Citizenship: United Kingdom

Present Principal Occupation: Lawyer, Hassans

Juan X. Chincotta

Business address: c/o AB Acquisitions Holdings Limited, 57/63 Line Wall Road, Gibraltar

Citizenship: United Kingdom

Present Principal Occupation: Lawyer, Hassans

Wolfgang Zettel

Business address: 59, rue de Rollingergrund, L—2440 Luxembourg, Grand Duchy of Luxembourg

Citizenship: Federal Republic of Germany

Present Principal Occupation: Director, AVEGA S.à r.l

Other than the foregoing, AB Acquisitions Holdings Ltd has no other directors or executive officers

ALLIANCE SANTE PARTICIPATIONS S.A. AND NEWCIP S.A.

The directors of Alliance Santé Participations S.A. are the same individuals as the directors of NEWCIP S.A.

DIRECTORS (ADMINISTRATEURS)

Stefano Pessina

Citizenship: Monaco.

Present Principal Occupation: Executive Vice Chairman, Strategy and Mergers & Acquisitions, Walgreens Boots Alliance, Inc.

Effective January 9, 2015, Pessina has also served as Acting Chief Executive Officer of Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President and Chief Executive Officer of

Global Wholesale and International Retail

Jean-Paul Goerens

Business Address: 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Simone Retter

Business Address: 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Other than the foregoing, neither Alliance Santé Participations S.A. nor NEWCIP S.A. has any other directors or executive officers.

KKR SPRINT (2006) LIMITED

DIRECTORS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates

Citizenship: United States

KKR 2006 LIMITED

DIRECTORS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Scott C. Nuttall

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Alexander Navab, Jr.

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Michael W. Michelson

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Johannes P. Huth

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: Federal Republic of Germany

Joseph Y. Bae

Business address: Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Marc S. Lipschultz

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Michael M. Calbert

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR SPRINT (EUROPEAN II) LIMITED

DIRECTORS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR EUROPE II LIMITED

DIRECTORS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Suzanne Donohoe

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR SPRINT (KPE) LIMITED

DIRECTORS

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR PEI GP LIMITED

DIRECTORS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR FUND HOLDINGS GP LIMITED

DIRECTORS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR GROUP LIMITED

DIRECTORS

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

KKR MANAGEMENT LLC

OFFICERS

Henry R. Kravis

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

George R. Roberts

Business address: c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

Todd A. Fisher

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

William J. Janetschek

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

David J. Sorkin

Business address: 9 West 57th Street, Suite 4200, New York, New York 10019

Present Principal Occupation: Executive of KKR and/or one or more of its affiliates

Citizenship: United States

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibits	Description of Exhibits
99.11*

Joint Filing Agreement, dated as of January 23, 2015, by and among, Alliance Boots GmbH; AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A., Stefano Pessina, KKR Sprint 2006, KKR 2006 Fund Overseas LP, KKR Associates 2006 Overseas LP, KKR 2006 Limited, KKR Sprint European II, KKR European Fund II, KKR Associates Europe II, KKR Europe II Limited, KKR Sprint KPE, KKR PEI Investments, KKR PEI Associates, KKR PEI GP, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Henry R. Kravis and George R. Roberts.

99.12*	Additional Powers of Attorney

*                 Filed herewith.